                                                                   Exhibit 99.10

November 24, 2003

Dear Preferred Shareholder:

As you know, on November 4, 2003, we commenced an offer of conversion in which preferred shareholders have the opportunity to exchange each of their preferred shares for ten shares of common stock. We also asked preferred shareholders to approve an amendment to the Series A preferred certificate of designation. The terms and conditions of this offer were explained in the Offer of Conversion and
Consent Statement sent to you on November 4, 2003.

I am writing to let you know of modifications that we have made to the Offer of
Conversion and Consent Statement, which clarify the terms and conditions of the exchange offer and provide additional disclosure as to the exchange offer, including a more detailed discussion of preferred stock dividends. The modifications are set forth in more detail in Amendment No. 3 to Schedule TO, which we are filing with the Securities and Exchange Commission. We have enclosed a copy of an updated Offer of Conversion and Consent Amendment reflecting the modifications, along with a summary of the modifications.

Also be advised that the Offer of Conversion is open to all preferred shareholders. You do not need to be an accredited investor to participate in the
Offer of Conversion.

As a reminder, if you decide to accept the exchange offer, you must complete, sign and return the Preferred Shareholder Election Form prior to 5:00 p.m., New
York time, on December 31, 2003.

If you have any questions concerning the Offer of Conversion or the Amendment
Consent, please call me at 201-236-9311, ext. 211.

                                                     Very truly yours,

                                                     Michael W. Levin